PE
3-31-02

02024673

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of
The Securities Exchange Act of 1934



For the month of March 2002

**Cream Minerals Ltd.**
(Translation of registrant's name into English)

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive office)



Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X    Form 40-F ___

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd.
(Registrant)

Date: April 5, 2002

By: Shannon Ross
[Print] Name: SHANNON M. ROSS
Title: SECRETARY

United States Sec Filing
April 5, 2002

**Cream Minerals Ltd.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

---

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. **Financials**
Quarterly and Year End Report for Quarter ended December 31, 2001

# QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)



INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

**SCHEDULE A: FINANCIAL STATEMENTS**

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

*For the financial year end:*
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

**SCHEDULE B: SUPPLEMENTARY INFORMATION**

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

**SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS**

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

**How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)**
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

**Meeting the Form Requirements**
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

***ISSUER DETAILS***

| NAME OF ISSUER | | | FOR QUARTER ENDED | DATE OF REPORT YY MM DD |
|---|---|---|---|---|
| Cream Minerals Ltd. | | | Dec 31, 2001 | 2002 Feb. 28 |
| ISSUER ADDRESS | | | | |
| Suite 1400 – 570 Granville Street | | | | |
| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
| Vancouver | BC | V6C 3P1 | 604-687-4212 | 604-687-4622 |
| CONTACT NAME | | CONTACT POSITION | | CONTACT TELEPHONE NO. |
| Shannon Ross | | Secretary | | 604-687-4622 |
| CONTACT EMAIL ADDRESS | | WEB SITE ADDRESS | | |
| investor@langmining.com | | www.creamminerals.com | | |

***CERTIFICATE***
*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY MM DD |
|---|---|---|
| "William J. Witte" | William J. Witte | 2002 FEB. 28 |
| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY MM DD |
| "Frank A. Lang" | Frank A. Lang | 2001 FEB 28 |

**CREAM MINERALS LTD.**
**Quarterly Report**
**December 31, 2001**

## SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

## SCHEDULE B: SUPPLEMENTARY INFORMATION

### 1. Analysis of expenses and deferred costs.

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

### 2. Related party transactions

During the nine months ended December 31, 2001:

(a) the Company was charged by a company controlled by an officer and director the following:

(i) $66,195 for the Company's share of geological, office, shareholder relations and administrative costs; and

(ii) $10,000 for management fees.

At December 31, 2001, $186,413 was owing to this company.

(b) Effective August 1, 2001, a new management company, LMC Management Services Ltd., a private company jointly owned by the public companies currently sharing the office premises at the present location was formed to allocate costs on a cost basis. During the six months ended December 31, 2001, $21,487 was charged for administrative, office, geological and shareholder relations costs. At December 31, 2001, $22,992 was payable for services rendered during the period.

(c) During the three months $7,079 was charged for legal fees by a firm in which a director is a partner.

### 3. Summary of securities issued and options granted during the period

(a) Securities issued during the three months ended December 31, 2001:

Nil

(b) Options granted during the three months ended December 31, 2001

No options were granted in the three months ended December 31, 2001.

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

50,000,000 common shares without par value.

**Issued and Outstanding Capital**

16,595,828 common shares

(b)(i) **Stock Options Outstanding**

| Number of Shares | Exercise Price($)* | Expiry Date |
|---|---|---|
| 9,000 | 0.30 | Feb. 21, 2002 (expired unexercised) |
| 140,000 | 0.30 | April 22, 2002 |
| 70,000 | 0.30 | November 20, 2002 |
| 61,400 | 0.30 | March 6, 2003 |
| 74,000 | 0.30 | January 15, 2004 |
| 50,000 | 0.30 | June 11, 2004 |
| 722,600 | 0.10 | September 29, 2005 |
| 1,127,000 | | |

(ii) **Warrants Outstanding**

Nil

(iii) **Shares in Escrow**

There are no shares in escrow.

5. **List of directors and officers as at the date this report is signed and filed.**

Frank A. Lang (director and officer)
Ronald Lang (director)
Sargent H. Berner (director)
William J. Witte (director and officer)
Fred Holcapek (director and officer of subsidiary since October 10, 2001)
Arthur G. Troup (director and officer)
Shannon Ross (officer)

# Cream Minerals Ltd.
## Quarterly Report
## December 31, 2001

## SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is pleased to present the financial statements for the nine months ended December 31, 2001, together with an update of activities to date.

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the years ended March 31, 2001 and 2000, and related notes thereto. The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

### Overview

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

Until June 30, 2001, the Company received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company owned by the president of the Company, and reimbursed Lang Mining on a cost plus 15% basis. The Company also paid to Lang Mining a monthly management fee of $2,500, until June 30, 2001. The contract with Lang Mining expired on June 30, 2001, but the Company continued with the contract until July 31, 2001.

Effective August 1, 2001, the Company has had its management, administrative, geological and other services provided by LMC Management Services Ltd., a private company held with a group of other public companies, to provide services at cost to the various public companies currently sharing office premises.

### Financing Activities and Capital Expenditures

The Company currently has a working capital deficiency of $244,120, and an accumulated deficit of $12,319,604.

During the first quarter of fiscal 2002 the Company entered into an option agreement on the 816-hectare Profit Lake property bordering on the Legris Lake platinum and palladium properties of Avalon Ventures and Starcore Resources in Whitefin Township, 50 kilometres north of Thunder Bay, Ontario. The Company signed an option agreement to acquire 100% interest in the claims for the issuance over a 36-month period of 200,000 common shares, of which 30,000 common shares were issued and cash payments totalling $29,500, of which $5,000 was paid. Subsequent to the end of the third quarter the Company determined that the property did not meet its corporate objective and the property was returned to the vendor.

All of the Company's short to medium-term operating and exploration cash flow must be derived from external financing. Subsequent to the end of the third quarter the Company completed a non-brokered private placement of 1,500,000 units at $0.10 per unit for total gross proceeds of $150,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.12 per share until January 31, 2003, and at a price of $0.15 per share until January 31, 2004. The proceeds are to be used for exploration on the Nuevo Milenio property in Mexico and for working capital. Additional funds will be required for further exploration programs in fiscal 2002. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

**Cream Minerals Ltd.**
**Quarterly Report**
**December 31, 2001**

The Company has made all payments on its current mineral properties.

**Operating Results**

**Nine months ended December 31, 2001 Compared to Nine Months ended December 31, 2000**

For the nine months ended December 31, 2001, ("fiscal 2002") the Company had a loss of $147,741, or $0.01 per share, compared to a loss of $195,028, or $0.01 per share for the nine months ended December 31, 2000 ("fiscal 2001"). Total operating expenses, net of interest income were $148,324 in fiscal 2002 compared to $196,884 in fiscal 2001.

The Company's expenditures for fiscal 2002 continue to reflect an overall decrease in activity over the prior year as the Company has been under pressure to conserve cash flow.

Legal, accounting and audit fees increased from $14,665 in fiscal 2001 and $19,406 in fiscal 2002. Office and administrative expenses decreased from $55,105 in fiscal 2001 to $26,973 in fiscal 2002, reflecting the reduced activity in the Company. Shareholder communications and travel and conferences decreased from $39,614 and $2,894, respectively, in fiscal 2001 to $ 15,515 and $845, respectively, in fiscal 2002. Salaries and benefits decreased from $43,432 in fiscal 2001 to $33,357 in fiscal 2002. There are currently no investor relations' consultants under contract to the Company. The Company had an assessment on flow-through costs incurred in 1997 through to 1999 resulting in $10,791 in taxes and interest. The Company incurred mineral property write-downs of $37,914 in fiscal 2002 with no comparative expense in fiscal 2001.

## NUEVO MILENIO SILVER-GOLD PROPERTY, MEXICO

The Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, covers a small caldera approximately five kilometres in diameter. The caldera's rim is partially defined by rhyolitic intrusions and domes. An independent geological consultant hired by the Company to review the property has identified three target types on the property, i) narrow bonanza-grade veins which were the target of early Spanish explorers; ii) broad vein and stockwork zones discovered in trenching, and iii) disseminated deposits hosted in silicified and argillized tuffs. Work completed to date has well documented the geology and geochemistry of a few areas within the property. Additional geologic and geochemical investigation of the La Curva caldera has been recommended before any drilling or trenching. The independent geological consultant has also recommended hand trenching and select sampling of the disseminated target areas to gather data on precious metal concentrations and multi-element ICP values. Rock chip sampling of disseminated targets at various areas in the property has been suggested along with further reconnaissance review and sampling of other hills in the epithermal disseminated area. A vast silver-gold bearing epithermal zone of approximately 3½ x 3½ kilometres has been discovered within the 7000-hectare Nuevo Milenio project boundaries.

The principal structures are defined by numerous colonial workings. The project is in the early stages of exploration and there are no known records of past diamond drill work.

## PROFIT LAKE PROPERTY, WHITEFIN TOWNSHIP, ONTARIO

A geological engineer reviewed the Profit Lake property during the summer and fall of 2001. After a review of his sampling and other work, the Company determined that the property did not meet the expectations of the Company and the property has been returned to the vendor. The write-down on the property was $12,016.

## KASLO SILVER PROPERTY, BRITISH COLUMBIA

The 4000-hectare Kaslo Silver property is located 12 kilometres west of the town of Kaslo in southeastern British Columbia. The property encompasses the historic Keen Creek Silver belt and includes ten former high-grade silver mines that operated on the property from 1895 to 1953. Historical records show that silver grades ranged from 100 to 5000 grams per tonne.

Work in 1998 found that silver mineralization is controlled by two major shear zones that have been traced across the property for a distance of at least 7 kilometres. To date, over 14 kilometres of sub-parallel shear structures have been identified by geophysics along the two zones, which are believed to extend the entire 11-kilometre length of the property.

Subject to financing, the Company plans to collect a 10,000 tonne bulk sample from each of Silver Bear and Cork South and have them processed at a nearby mill. It is expected that the value of the metals recovered from the program will pay the cost.

## RAVEN PROPERTY, NOOTKA ISLAND, BRITISH COLUMBIA

The 6600-hectare Raven property is situated on Nootka Island on the west coast of Vancouver Island, 50 km west of the community of Gold River, BC. In 1992, the rock assemblage underlying western Nootka Island was reassigned to the Sicker group suggesting that the area was prospective for volcanogenic massive sulfide mineralization similar to that at Boliden Ltd's Myra Falls mine at the south end of Buttle Lake, Vancouver Island. The mine has produced in excess of 21 million tons of copper, zinc, gold and silver ore since 1966.

Subsequently, the area was staked and optioned to Cream Minerals and a Fugro airborne geophysical survey entailing electromagnetic (EM) and magnetic surveys, was completed on 125-metre spaced lines over the entire property. Later, geologists, Paul Metcalfe, PhD. and Michael J. Moore, P. Eng, examined a series of strong magnetic anomalies in the field. The property is currently in good standing with the vendors, with no further option payments or share issuances having been made.

## BLUE JAY PROPERTY, STEWART, BRITISH COLUMBIA

The 1000-hectare Blue Jay property is located on American Creek, 26 kilometres north of the town of Stewart, British Columbia. Polymetallic deposits of silver, lead, zinc and copper ores were discovered on the claims during the 1920's. Exploratory work subsequent to that time discovered four principal veins and 19 other veins, vein/replacement deposits and showings through modest programs, but no large scale work was carried out. Under the terms of the option agreement, the Company is to make payments totalling $100,000 ($20,000 paid) and issue 200,000 common shares over 24 months. After reviewing a recommended exploration program and other geological data, it was determined that the property did not meet the objectives of the Company and the property was returned to the vendors. The write-down on the property was $25,898.